Exhibit 99.1

News Release

BROOKFIELD INFRASTRUCTURE PARTNERS REPORTS
PROGRESS ON DBCT REGULATORY PROCEEDING

Hamilton, Bermuda, March 23, 2010 – Brookfield Infrastructure Partners L.P. (the “Partnership”) (NYSE: BIP; TSX: BIP.UN) today reported progress in its regulatory proceeding for the Dalrymple Bay Coal Terminal (“DBCT”) in Australia with the Queensland Competition Authority (QCA), the regulatory agency responsible for overseeing DBCT.

As part of its periodic rate review, DBCT recently filed a revised Draft Access Undertaking (DAU) and associated submissions with the QCA, in accordance with the timetable established by the QCA.

The revised DAU and submissions, which have been filed with the full, written support of all of DBCT’s customers, effectively encompasses a roll forward of all the current regulatory revenue building block parameters, including maintenance of the equity beta at 1.0 and updates of other parameters of DBCT’s weighted average cost of capital to current market prices such as the risk free rate and cost of debt. The revised DAU has also been amended to encompass system master planning principles which are designed to promote alignment and efficiency across the broader coal supply chain.

The QCA will now undertake its review of the revised DAU before making its decision prior to 31 December 2010.

“The revised DAU provides what we believe to be a fair return on capital during the next five year regulatory period. We are pleased to have completed this important step with the support of all of DBCT’s customers and look forward to concluding the process later this year with the QCA”, commented Sam Pollock, Chief Executive Officer, Brookfield Infrastructure.

Brookfield Infrastructure holds an effective 46% interest in DBCT, one of the world’s largest coal terminals, accounting for 8% of global seaborne coal exports and 20% of global seaborne metallurgical coal exports. DBCT provides access to the export market for the Bowen Basin in Queensland, Australia, which is one of the lowest cost sources of coal in the world.

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Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities and energy, transportation, and timber assets in North and South America, Australasia, and Europe. The Partnership’s units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure Partners’ website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Michael Botha Senior Vice President, Finance Brookfield Asset Management Inc. Tel: 416-359-7871 Email: mbotha@brookfield.com	Media: Denis Couture Senior Vice President, Corporate & International Affairs Brookfield Asset Management Inc. Tel: 416-956-5189 Email: dcouture@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The word “will”, “believe”, “look forward” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding progress on the Dalrymple Bay Coal Terminal Draft Access Undertaking with the Queensland Competition Authority and anticipated return on capital for Dalrymple Bay Coal Terminal. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include any modification in whole or in part by the QCA of the terms underlying the DAU and associated submissions, general economic conditions and government policy and regulation in Australia, the United States and elsewhere, which may impact pricing and access arrangements for Dalrymple Bay Coal Terminal, the markets for timber, the market for electricity transmission in Chile and related regulatory developments, the fact that success of the Partnership is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.